Exhibit 99.3

YA II PN, Ltd. 1012 Springfield Avenue Mountainside, NJ 07092 USA	D +1 345 815 1877
E bradley.kruger@ogier.com

Reference: 425626.00004/BKR/TTU

31 March 2021

Dragon Victory International Limited (Company)

We have acted as Cayman Islands legal advisers to the Company in connection with (i) the Company’s registration statement on Form F-3, including all amendments or preliminary or final supplements thereto (the Registration Statement), filed with the Securities and Exchange Commission (the Commission) under the U.S. Securities Act of 1933, as amended (the Act) to date relating to the registration of up to US$30,000,000 of its securities and (ii) its entry into a securities purchase agreement dated on or around the date of this opinion (the SPA) with YA II PN, Ltd. (the Buyer) in connection with the sale and issuance by the Company of a convertible promissory note in the principal amount of US$6,000,000 (the Note, together with the SPA, the Documents and each a Document) which is convertible into ordinary shares of par value US$0.0001 each of the Company (the Shares) on the terms of the Note. This opinion is given in accordance with the terms of the legal matters section of the Registration Statement.

Unless a contrary intention appears, all capitalised terms used in this opinion have the respective meanings set forth in the Registration Statement. A reference to a Schedule is a reference to a schedule to this opinion and the headings herein are for convenience only and do not affect the construction of this opinion.

1	Documents examined

For the purposes of giving this opinion, we have examined a copy of the Registration Statement and the Documents. In addition, we have examined the corporate and other documents listed in Schedule 1. We have not made any searches or enquiries concerning, and have not examined any documents entered into by or affecting the Company or any other person, save for the searches, enquiries and examinations expressly referred to in Schedule 1.

Ogier 89 Nexus Way Camana Bay Grand Cayman, KY1-9009 Cayman Islands T +1 345 949 9876 F +1 345 949 9877 ogier.com	A list of Partners may be inspected on our website

Dragon Victory International Limited

31 March 2021

2	Assumptions

In giving this opinion we have relied upon the assumptions set forth in Schedule 2 without having carried out any independent investigation or verification in respect of those assumptions.

3	Opinions

On the basis of the examinations and assumptions referred to above and subject to the qualifications set forth in Schedule 3 and the limitations set forth below, we are of the opinion that:

Corporate status

(a)	The Company has been duly incorporated as an exempted company and is validly existing and in good standing with the Registrar of Companies of the Cayman Islands (the Registrar).

Corporate power

(b)	The Company has all requisite power under the M&A (as defined herein) to execute and deliver the Documents and to perform its obligations, and exercise its rights, under them.

Corporate authorisation

(c)	The Company has taken all requisite corporate action to authorise:

(i)	the execution and delivery of the Documents, the performance of its obligations, and the exercise of its rights, under them; and

(ii)	the sale and issuance of the Note.

No conflict

(d)	The (i) execution and delivery of the Documents by the Company, the performance by the Company of its obligations, and the exercise by the Company of its rights, under them, and (ii) the issue and sale of the Note, do not contravene:

(i)	the M&A; or

(ii)	any law, regulation, order or public rule of the Cayman Islands applicable to the Company.

Dragon Victory International Limited

31 March 2021

No approvals and consents

(e)	The Company is not required to obtain any consent, licence, approval, authorisation or exemption of any governmental or regulatory authority, agency or court in the Cayman Islands in connection with (i) the execution or delivery by the Company of the Documents or the performance of its obligations, or the exercise of its rights, under them, and (ii) the issue and sale of the Note.

Choice of law

(f)	The express choice of the laws of the jurisdiction specified in the Documents to be the governing law of those documents (its Proper Law) will be recognised and applied by the courts of the Cayman Islands in any action brought in such courts in respect of such documents.

Enforceability

(g)	The Documents constitute legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms.

Submission to jurisdiction

(h)	Where the Documents contain a provision pursuant to which the Company agrees to submit to the jurisdiction of the courts specified in such provision, such submission is valid.

Enforcement of foreign judgments

(i)	Although there is no statutory enforcement in the Cayman Islands of judgments or orders obtained in foreign courts (other than certain courts of Australia and its external territories), the courts of the Cayman Islands will recognise and enforce a foreign judgment or order, without re-examination or re-litigation of the matters adjudicated upon, if the judgment or order:

(i)	is given by a foreign court of competent jurisdiction;

(ii)	is final and conclusive;

(iii)	is not in respect of a tax, fine or other penalty;

(iv)	was not obtained by fraud; and

(v)	is not of a kind, the enforcement of which is contrary to public policy in the Cayman Islands.

The courts of the Cayman Islands will apply the rules of Cayman Islands private international law to determine whether the foreign court is a court of competent jurisdiction. Subject to these limitations, the courts of the Cayman Islands will recognise and enforce a foreign judgment for a liquidated sum and may also give effect in the Cayman Islands to other kinds of foreign judgments, such as declaratory orders, orders for performance of contracts and injunctions.

Dragon Victory International Limited

31 March 2021

Filings and recordings

(j)	It is not necessary, to ensure the validity, enforceability or admissibility in evidence of the Documents in the courts of the Cayman Islands, that any of the Documents or any other document relating to them be filed or recorded with any governmental or regulatory authority, agency or court in the Cayman Islands.

No litigation revealed

(k)	Based solely on our investigation of the Register of Writs and Other Originating Process (Register of Writs), no litigation was pending in the Cayman Islands against the Company, nor had any petition been presented or order made for the winding up of the Company, as of the close of business on the day before our inspection.

Shares

(l)	The issue and allotment of the Shares has been authorised by all requisite corporate action of the Company and when converted, allotted, issued and paid for as contemplated in the Registration Statement and the Documents, the Shares will be validly issued and allotted, fully paid and non-assessable. As a matter of Cayman Islands law, the Shares are only issued when they have been entered into the register of members of the Company.

(m)	The M&A do not grant to the shareholders thereof any pre-emptive rights or rights of first refusal in respect of the Shares.

Share Capital

(n)	The statement included in the Registration Statement and the Prospectus under the heading "Description of Share Capital", insofar as such statement summarises the laws of the Cayman Islands and the M&A, is accurate and fairly represents in all material respects summaries of Cayman Islands laws and regulations and the M&A.

4	Matters not covered

We offer no opinion:

(a)	as to any laws other than the laws of the Cayman Islands, and we have not, for the purposes of this opinion, made any investigation of the laws of any other jurisdiction, and we express no opinion as to the meaning, validity, or effect of references in the Documents to statutes, rules, regulations, codes or judicial authority of any jurisdiction other than the Cayman Islands;

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31 March 2021

(b)	except to the extent that this opinion expressly provides otherwise, as to the commercial terms of, or the validity, enforceability or effect of the Documents (or as to how the commercial terms of the Documents reflect the intentions of the parties), the accuracy of representations, the fulfilment of warranties or conditions, the occurrence of events of default or terminating events or the existence of any conflicts or inconsistencies among the Documents and any other agreements into which the Company may have entered or any other documents; or

(c)	as to whether the acceptance, execution or performance of the Company’s obligations under the Documents will result in the breach of or infringe any other agreement, deed or document (other than the M&A) entered into by or binding on the Company.

5	Governing law of this opinion

5.1	This opinion is:

(a)	governed by, and shall be construed in accordance with, the laws of the Cayman Islands;

(b)	limited to the matters expressly stated in it; and

(c)	confined to, and given on the basis of, the laws and practice in the Cayman Islands at the date of this opinion.

5.2	Unless otherwise indicated, a reference to any specific Cayman Islands legislation is a reference to that legislation as amended to, and as in force at, the date of this opinion.

6	Who can rely on this opinion

This opinion is given for your benefit in connection with the Documents. With the exception of your professional advisers (acting only in that capacity), it may not be disclosed to or relied upon by any person or used for any other purpose or referred to or made public in any way without our prior written consent.

Yours faithfully

/s/ Ogier
Ogier

Dragon Victory International Limited

31 March 2021

Schedule 1

Documents examined

1	The Certificate of Incorporation of the Company dated 19 June 2015 issued by the Registrar.

2	The amended and restated memorandum and articles of association of the Company adopted by special resolution passed on 25 July 2017 (the M&A).

3	A Certificate of Good Standing dated 16 March 2021 (Good Standing Certificate) issued by the Registrar in respect of the Company.

4	A certificate dated 31 March 2021 as to certain matters of fact signed by a director of the Company in the form annexed hereto (the Director's Certificate), having attached to it the written resolutions of all of the directors of the Company passed on 3 February 2021 and on 30 March 2021 (the Board Resolutions).

5	The Registration Statement.

6	The SPA.

7	The Note.

Dragon Victory International Limited

31 March 2021

Schedule 2

Assumptions

Assumptions of general application

1	All original documents examined by us are authentic and complete.

2	All copy documents examined by us (whether in facsimile, electronic or other form) conform to the originals and those originals are authentic and complete.

3	All signatures, seals, dates, stamps and markings (whether on original or copy documents) are genuine.

4	Each of the Good Standing Certificate and the Director’s Certificate is accurate and complete as at the date of this opinion.

5	Where a Document has been provided to us in draft or undated form, such Document has been executed by all parties in materially the form provided to us and, where we have been provided with successive drafts of the Documents marked to show changes from a previous draft, all such changes have been accurately marked.

Status, authorisation and execution

6	Each of the parties to the Documents other than the Company is duly incorporated, formed or organised (as applicable), validly existing and in good standing under all relevant laws.

7	Any individuals who are parties to the Documents, or who sign or have signed documents or give information on which we rely, have the legal capacity under all relevant laws (including the laws of the Cayman Islands) to enter into and perform their obligations under such Documents, sign such documents and give such information.

8	The Documents have been duly authorised, executed and unconditionally delivered by or on behalf of all parties to them in accordance with all applicable laws (other than, in the case of the Company, the laws of the Cayman Islands).

9	In authorising the execution and delivery of the Documents by the Company, the exercise of its rights and performance of its obligations under the Documents, each of the directors of the Company has acted in good faith with a view to the best interests of the Company and has exercised the standard of care, diligence and skill that is required of him or her.

10	The person named in the Board Resolutions as authorised to execute the Documents on behalf of the Company in fact executed such Documents with the intention to bind the Company.

11	The Note has been, or will be, issued in accordance with its terms and the SPA.

Choice of law

12	The express choice in the Documents of its Proper Law as the governing law of those Documents was made in good faith.

13	The express choice of their Proper Law as the governing law of the Documents is a valid and binding selection under its Proper Law and all other relevant laws (other than the laws of the Cayman Islands).

14	There is nothing under any law (other than the laws of the Cayman Islands) that would or might affect the opinions herein.

Dragon Victory International Limited

31 March 2021

Enforceability

15	Each Document is legal, valid, binding and enforceable against all relevant parties in accordance with its terms under its Proper Law and all other relevant laws (other than, in the case of the Company, the laws of the Cayman Islands).

16	If an obligation is to be performed in a jurisdiction outside the Cayman Islands, its performance will not be contrary to an official directive, impossible or illegal under the laws of that jurisdiction.

17	No moneys paid to or for the account of any party under the Documents represent, or will represent, criminal property or terrorist property (as defined in the Proceeds of Crime Act (Revised), and the Terrorism Act (Revised) respectively). None of the parties to the Documents is acting or will act in relation to the transactions contemplated by the Documents, in a manner inconsistent with United Nations sanctions or measures extended by statutory instrument to the Cayman Islands by order of Her Majesty in Council.

18	None of the opinions expressed herein will be adversely affected by the laws or public policies of any jurisdiction other than the Cayman Islands. In particular, but without limitation to the previous sentence:

(a)	the laws or public policies of any jurisdiction other than the Cayman Islands will not adversely affect the capacity or authority of the Company; and

(b)	neither the execution or delivery of the Documents nor the exercise by any party to the Documents of its rights or the performance of its obligations under them contravene those laws or public policies.

19	There are no agreements, documents or arrangements (other than the documents expressly referred to in this opinion as having been examined by us) that materially affect or modify the Documents or the transactions contemplated by them or restrict the powers and authority of the Company in any way.

Shares

20	The Shares shall be issued at an issue price in excess of the par value thereof.

Approvals, consents and filings

21	The Company has obtained all consents, licences, approvals and authorisations of any governmental or regulatory authority or agency or of any other person that it is required to obtain pursuant to the laws of all relevant jurisdictions (other than those of the Cayman Islands) to ensure the legality, validity, enforceability, proper performance and admissibility in evidence of the Documents. Any conditions to which such consents, licences, approvals and authorisations are subject have been, and will continue to be, satisfied or waived by the parties entitled to the benefit of them.

22	All of the following that are necessary to ensure the validity, legality, enforceability or admissibility in evidence of the Documents have been made or paid:

(a)	all notarisations, apostillings and consularisations required pursuant to the laws of all relevant jurisdictions (other than those of the Cayman Islands); and

(b)	all filings, recordings, registrations and enrolments of the Documents with any court, public office or elsewhere in any jurisdiction outside the Cayman Islands; and

(c)	all payments outside the Cayman Islands of stamp duty, registration or other tax on or in relation to the Documents.

Submission to jurisdiction

23	The submission by the Company to the jurisdiction of the courts specified in the Documents is binding on the Company as a matter of all relevant laws (other than the laws of the Cayman Islands).

Sovereign immunity

24	The Company is not a sovereign entity of any state and does not have sovereign immunity for the purposes of the UK State Immunity Act 1978 (which has been extended by statutory instrument to the Cayman Islands).

Dragon Victory International Limited

31 March 2021

Schedule 3

Qualifications

Good Standing

1	Under the Companies Act annual returns in respect of the Company must be filed with the Registrar, together with payment of annual filing fees. A failure to file annual returns and pay annual filing fees may result in the Company being struck off the Register of Companies, following which its assets will vest in the Financial Secretary of the Cayman Islands and will be subject to disposition or retention for the benefit of the public of the Cayman Islands.

2	In good standing means only that as of the date of the Good Standing Certificate the Company is up-to-date with the filing of its annual returns and payment of annual fees with the Registrar. We have made no enquiries into the Company's good standing with respect to any filings or payment of fees, or both, that it may be required to make under the laws of the Cayman Islands other than the Companies Act.

Register of Writs

3	Our examination of the Register of Writs cannot conclusively reveal whether or not there is:

(a)	any current or pending litigation in the Cayman Islands against the Company; or

(b)	any application for the winding up or dissolution of the Company or the appointment of any liquidator or trustee in bankruptcy in respect of the Company or any of its assets,

as notice of these matters might not be entered on the Register of Writs immediately or updated expeditiously or the court file associated with the matter or the matter itself may not be publicly available (for example, due to sealing orders having been made). Furthermore, we have not conducted a search of the summary court. Claims in the summary court are limited to a maximum of CI $20,000.

Limited liability

4	We are not aware of any Cayman Islands authority as to when the courts would set aside the limited liability of a shareholder in a Cayman Islands company. Our opinion on the subject is based on the Companies Act of the Cayman Islands and English common law authorities, the latter of which are persuasive but not binding in the courts of the Cayman Islands. Under English authorities, circumstances in which a court would attribute personal liability to a shareholder are very limited, and include: (a) such shareholder expressly assuming direct liability (such as a guarantee); (b) the company acting as the agent of such shareholder; (c) the company being incorporated by or at the behest of such shareholder for the purpose of committing or furthering such shareholder’s fraud, or for a sham transaction otherwise carried out by such shareholder. In the absence of these circumstances, we are of the opinion that a Cayman Islands’ court would have no grounds to set aside the limited liability of a shareholder.

Dragon Victory International Limited

31 March 2021

Non-Assessable

5	In this opinion, the phrase “non-assessable” means, with respect to the Shares in the Company, that a shareholder shall not, solely by virtue of its status as a shareholder, be liable for additional assessments or calls on the Shares by the Company or its creditors (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstance in which a court may be prepared to pierce or lift the corporate veil).

Choice of law

6

(a)	The courts of the Cayman Islands will not recognise the choice of its Proper Law as the governing law of the Documents to the extent that such choice of Proper Law would be incompatible with the public policy of Cayman Islands law; and

(b)	in any action brought in respect of the Documents in the courts of the Cayman Islands, those courts will not apply its Proper Law unless that law is pleaded and proved in the courts of the Cayman Islands, nor will they apply that law:

(i)	to matters of procedure; and

(ii)	to the extent the application of that Proper Law would be incompatible with the public policy of Cayman Islands law or contrary to mandatorily-applicable provisions of Cayman Islands law.

Enforceability

7	In this opinion, the term “enforceable” means that the relevant obligations are of a type that the courts of the Cayman Islands will ordinarily enforce, but it does not mean that those obligations will necessarily be enforced in all circumstances in accordance with their terms. In particular, but without limitation:

(a)	enforcement may be limited by insolvency or similar laws affecting the rights of creditors;

(b)	enforcement may be limited by general principles of equity. In particular, equitable remedies, such as specific performance and injunction, will only be granted by a court in its discretion and may not be available where the court considers damages to be an adequate remedy;

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31 March 2021

(c)	a claim may be barred by statutes of limitation, or it may be or become subject to defences of set-off, abatement, laches or counterclaim and the doctrines of estoppel, waiver, election, forbearance or abandonment;

(d)	a court may refuse to allow unjust enrichment;

(e)	enforcement of an obligation of a party under the Documents may be invalidated or vitiated by reason of fraud, duress, misrepresentation or undue influence or it may be limited by Cayman Islands law dealing with frustration of contracts;

(f)	a provision of the Documents that fetters any statutory power of a Cayman Islands’ company, such as a provision restricting the company’s power to commence its winding up, to alter its memorandum and articles of association or to increase its share capital, may not be enforceable;

(g)	the effectiveness of a provision in the Documents releasing a party from a liability or duty otherwise owed may be limited by law;

(h)	a court will not enforce a provision of the Documents to the extent that it may be illegal or contrary to public policy in the Cayman Islands or purports to bar a party unconditionally from, seeking any relief from the courts of the Cayman Islands or any other court or tribunal chosen by the parties;

(i)	a provision of the Documents that is construed as being penal in nature, in that it provides that a breach of a primary obligation results in a secondary obligation that imposes a detriment on the contract-breaker out of all proportion to any legitimate interest of the innocent party in the enforcement of the primary obligation, will not be enforceable (and we express no opinion as to whether such a provision is proportionate);

(j)	a court may refuse to give effect to a provision in the Documents (including a provision that relates to contractual interest on a judgment debt) that it considers usurious;

(k)	a court may not enforce a provision of the Documents to the extent that the transactions contemplated by it contravene economic or other sanctions imposed in respect of certain states or jurisdictions by a treaty, law, order or regulation applicable to the Cayman Islands;

(l)	a court may refuse to give effect to a provision in the Documents that involves the enforcement of any foreign revenue or penal laws; and

(m)	where a contract provides for the payment of legal fees and expenses incurred by a party to that contract in enforcing the contract, a party who succeeds in enforcing the contract is entitled to recover by court judgment the amount of the legal fees and expenses found to be due under the terms of the contract. In all other cases, costs of legal proceedings can only be recovered from another party to the proceedings by a court order, which is a matter for the discretion of the court, and such costs are liable to taxation (assessment by the court.

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31 March 2021

8	A court may determine in its discretion the extent of enforceability of a provision of the Documents that provides for or requires, as the case may be:

(a)	severability of any provision of the Documents held to be illegal or unenforceable;

(b)	any calculation, determination or certificate to be conclusive or binding, including if that calculation, determination or certificate is fraudulent or manifestly inaccurate or has an unreasonable or arbitrary basis;

(c)	the vesting in a party of a discretion or of a power to determine a matter in its opinion, if that discretion is exercised unreasonably or the opinion is not based on reasonable grounds; or

(d)	written amendments or waivers of the Documents if a purported amendment or waiver is effected by oral agreement or course of conduct,

and we express no opinion on any provisions of that type.

9	The law of the Cayman Islands may not recognise a difference between negligence and gross negligence.

10	Where a Document is dated “as of” a specific date, although the parties to that Document have agreed between themselves that, as a matter of contract and to the extent possible, their rights and obligations under it take effect from a date prior to the date of execution and delivery, that Document still comes into effect on the date it is actually executed and delivered. Rights of third parties under that Document also take effect from the date that Document is actually executed and delivered, rather than the “as of” date.

Jurisdiction clauses

11	Notwithstanding any provision of the Documents providing for the exclusive jurisdiction of the courts of another country, the courts of the Cayman Islands may not stay or strike out proceedings brought in contravention of such a provision if the claimant shows that it is just and proper to allow such proceedings to continue. In relation to some matters the courts of the place of incorporation have exclusive jurisdiction and, where that place of incorporation or registration is not the Cayman Islands, the Cayman Islands court will not accept jurisdiction.

12	Notwithstanding any provision of the Documents providing for the non-exclusive jurisdiction of the courts of another country, a Cayman Islands court will only refuse leave to serve a writ outside of the Cayman Islands if the Cayman Islands are not the most appropriate forum and will only stay or strike out proceedings if pursuing the case in the Cayman Islands court would be vexatious or oppressive. There is no presumption that the nomination of a non-exclusive forum will give priority to that forum over the Cayman Islands.

Stamp duty

13	Cayman Islands stamp duty will be payable if the Documents are executed in, or brought to, the Cayman Islands (including being produced to a court of the Cayman Islands).

Public offering in the Cayman Islands

14	The Company is prohibited by section 175 of the Companies Act from making any invitation to the public in the Cayman Islands to subscribe for any of its securities.